

Mail Stop 4631

October 1, 2009

Via U.S. mail and facsimile

David M. Shear
Senior Vice President and General Counsel
LSB Industries, Inc.
16 South Pennsylvania Avenue
Oklahoma City, OK 73107

> **RE: LSB Industries, Inc.**
> **Form S-3 filed September 15, 2009**
> **File No. 333-161935**

Dear Mr. Shear:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Risk Factors, page 3

1. We note the disclosure in the last two sentences of the introductory paragraph. Please be advised that you must disclose all known material risk factors and may not qualify your disclosure in this manner. Please revise accordingly.

Forward-Looking Statements, page 8

2. We note the statement in the second sentence of the first paragraph that you and your management "may make other written or oral communications from time to time that contain forward-looking statements." Please be advised that this statement does not appear to satisfy the requirements of Section 27A.c. of the Securities Act and Section 21E.c. of the Exchange Act with respect to prospective oral or written forward-looking statements. Please revise accordingly.

3. Please revise to remove the term "will" from the list of forward-looking terminology.

Description of Debt Securities, page 17

4. Based on your description of debt securities, it appears that your debt securities may be guaranteed. Please register the guarantees and add the guarantors as co-registrants, and revise the disclosure throughout the registration statement accordingly, including the cover pages of the registration statement and the prospectus. In addition, please have counsel revise its legality opinion accordingly.

5. We note the statement in the second sentence of the second introductory paragraph that the summary is "not complete and is qualified in its entirety by reference to the base indentures…" Please be advised that you may not qualify information in the prospectus in this manner unless incorporation by reference or a summary of a document filed as an exhibit is required. See Rule 411(a) of Regulation C. Please revise accordingly.

6. We note the statement in the first sentence of the second introductory paragraph that the this section provides only a "summary of selected provisions of the indentures and the debt securities." Please revise to clearly state that this section describes the "material" provisions of the indentures and the debt securities.

7. The statement in the third sentence of the second introductory paragraph that the "indentures, not this description, defines the rights of the holders of the debt securities" implies that investors are not entitled to rely on the disclosure in the prospectus. Please revise accordingly.

Legal Matters, page 28

8. Please include counsel's address as required by paragraph 23 of Schedule A of the Securities Act.

Item 16. Exhibits, page II-2

9. We note that you propose to file Exhibit 25.1 (Statement of Eligibility of Trustee on Form T-1) either by amendment or by a current report on Form 8-K prior to the issuance of the applicable securities. Please be advised that you may not file Form T-1 in a post-effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement. Refer to Section 220.01 of our Trust Indenture Act Compliance and Disclosure Interpretations available at www.sec.gov/divisions/corpfin/guidance/tiainterp.htm. You may rely on Section 305(b)(2) of the Trust Indenture Act and file Form T-1 under electronic form type "305B2". Please revise your exhibit list accordingly.

10. Please include in your exhibit list a reference to the form of unit agreement that you will need to file once you conduct a takedown from this shelf registration statement.

11. Please confirm your understanding that an updated unqualified opinion of counsel should be filed with respect to the legality of the securities being offered for each sale of the securities registered in this filing. See Question 212.05 of our Securities Act Rules Compliance and Disclosure Interpretations available at www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Exhibit Index

12. Please include an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T.

Exhibit 5

13. Please have counsel revise its legality opinion to address the following:
    *   Opine, if true, that the warrants will be binding obligations of the company.
    *   Delete clause (c) from the second unnumbered paragraph on the last page of the opinion.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748 if you have any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Irwin H. Steinhorn (via facsimile)
        Conner & Winters, LLP